One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424

404-881-7000
Fax: 404-253-8253
www.alston.com

Paul J. Nozick	Direct Dial: 404-881-7451	Email: paul.nozick@alston.com

September 17, 2015
Via EDGAR

Ms. Jennifer Thompson Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549-3561

Re:	Mohawk Industries, Inc. Form 10-K for Fiscal Year Ended December 31, 2014 Filed February 27, 2015 File No. 001-13697

Dear Ms. Thompson:
In connection with the review by the Securities and Exchange Commission of the above referenced filing of Mohawk Industries, Inc. (the “Company”), set forth below are the Company’s responses to the Staff’s comments contained in the letter dated August 20, 2015 to Frank H. Boykin, Chief Financial Officer of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 20

1.
Based on your disclosures on page 63, we note that you generated 50% of your pretax income from foreign operations in fiscal year 2014. Please tell us what consideration you gave to separately discussing the results and trends of the geographic regions and/or countries in which you operate. We note that management discusses geographic results and trends during quarterly earnings calls and it appears such information would be useful to investors. Please also disclose, if material, revenues and long-lived assets by individual country. Refer to the guidance in Item 101(d) and Item 303 of Regulation S-K and SEC Release No. 33-8350.

Ms. Jennifer Thompson
September 17, 2015

Response:

The Company acknowledges the Staff’s comment and in all future filings will include expanded geographic trends and results as discussed during the quarterly earnings calls. The following disclosure has been taken from the Company’s Form 10-K for the fiscal year ended December 31, 2014 and revised to add the underlined text, illustrating the expanded narrative discussion as if the Company had provided the requested information in its Form 10-K for the fiscal year ended December 31, 2014:

“Net earnings attributable to the Company were $532.0 million, or diluted EPS of $7.25 for 2014 compared to net earnings attributable to the Company of $348.8 million, or diluted EPS of $4.82 for 2013. The increase in EPS was primarily attributable to increases in sales volume partially related to the acquisitions, improved operations productivity, lower restructuring, acquisition and integration charges, favorable net impact of price and product mix, partially offset by higher input costs and higher taxes primarily due to the geographical dispersion of earnings and losses for the comparable periods.

A majority of the Company’s sales and long-lived assets are located in the United States and Europe. The Company expects continued strong performance in the United States market as residential housing starts and remodeling continue to rebound. In Europe, the Company’s operations improved on a local basis across all product categories despite a challenging macro-economic environment. The Company also has operations in Mexico and Russia where the Company is growing market share, especially in its ceramic tile product lines.

Pursuant to the guidance in Item 101(d), the Company has historically disclosed revenues and long-lived assets by geography in its segment footnote. The Company has viewed the North American region and the United States as materially the same region in that sales and long-lived assets in the United States represent over 90% of the sales and long-lived assets in North America for all years presented in the Form 10-K for the fiscal year ended December 31, 2014. In response to your comment, the Company will separately disclose sales and long-lived assets for the United States in future filings. No other country represents more than 10% of the Company’s total net sales.

In future filings, the Company’s geographic long-lived assets disclosure will include the United States, Belgium and all other countries. No other country represents more than 10% of the Company’s total long-lived assets. The following table represents the Company’s proposed disclosure as if the Company had provided the requested information in its Form 10-K for the fiscal year ended December 31, 2014:

	2014	2013	2012
Geographic net sales:
United States	$5,233,796	5,083,605	4,470,816
All other countries	2,569,650	2,265,149	1,317,164
	$7,803,446	7,348,754	5,787,980
Long-lived assets:
United States	$2,381,891	2,187,026	1,821,738
Belgium	988,843	951,881	854,035
All other countries	936,828	1,298,928	402,850
	$4,307,562	4,437,835	3,078,623

Gross Profit, page 22

2.
Tell us what consideration you gave to expanding your gross profit discussion to provide more insight into the factors underlying the change in your cost of sales and the material trends and uncertainties associated with your cost of sales. In this regard, we note cost of sales is a material expense for you and we assume it could potentially vary across your three segments. Your current analysis of cost of

Ms. Jennifer Thompson
September 17, 2015

sales within your analysis of gross profit appears relatively brief. Refer to Item 303(a)(3)(i) of Regulation S-K.

Response:

In response to your comment, the Company respectfully submits that it provides detailed segment discussions providing insight into the factors underlying the changes in net sales and operating income, including a discussion of significant factors impacting changes in cost of sales within the Company’s discussion of operating income. As such, the Company believes it would be repetitive to provide a separate discussion of cost of sales as a stand-alone item within the discussion of gross profit.

Selling, general and administrative expenses, page 22

3.
Please discuss SG&A on an absolute basis in addition to relative to sales. While we expect that most selling costs track closely with changes in sales, we assume that general and administrative costs are effectively fixed within certain ranges of sales volume. Therefore, we believe it would be meaningful to discuss the nature and amount of the dollar changes in such costs, if material, and the specific factors driving those changes. Please also quantify the impact of foreign exchange rates on SG&A expense.

Response:

The Company has discussed the specific factors driving the dollar changes to SG&A expense, along with the impact of foreign exchange rates on SG&A beginning with our Form 10-Q for the quarter ended April 4, 2015. The Company included the following discussion of SG&A in its most recently filed Form 10-Q for the quarter ended July 4, 2015:

“Selling, general and administrative expenses for the three months ended July 4, 2015 were $359.3 million (17.6% of net sales), compared to $352.6 million (17.2% of net sales) for the three months ended June 28, 2014. As a percentage of net sales, selling, general and administrative expenses increased 40 basis points. The increase in selling, general and administrative expenses in dollars was primarily attributable to approximately $22 million of costs associated with higher sales volumes due to higher legacy sales, acquisitions and new product introductions, and increased employee costs of approximately $5 million, partially offset by the positive impact of foreign exchange rates of approximately $21 million.”

The Company will continue to discuss these factors in future filings, including the Form 10-K for the fiscal year ending December 31, 2015. In response to your comment, the Company will also provide the amount of the dollar change in general and administrative costs, if material. The following disclosure has been taken from the Company’s Form 10-K for the fiscal year ended December 31, 2014 and revised to add the underlined text and delete the strikethrough text, illustrating the expanded narrative discussion as if the Company had provided the requested information in its Form 10-K for the fiscal year ended December 31, 2014:

“Selling, general and administrative expenses for 2014 were $1,381.4 million (17.7% of net sales), an increase of $7.5 million compared to $1,373.9 million (18.7% of net sales) for 2013. ~~Selling, general and administrative expenses decreased as a percentage of net sales compared to the prior year primarily due to increased sales volume.~~ As a percentage of net sales, selling, general and administrative expenses decreased 100 basis points, primarily due to increased sales volumes. The increase in selling, general and administrative expenses in dollars was primarily attributable to ~~expenses~~ approximately $71 million of costs associated with ~~acquired businesses~~higher sales volumes due to higher legacy sales, acquisitions and new product introductions, and increased employee costs of approximately $12 million, partially offset by lower restructuring, acquisition and integration-related costs ~~and~~of approximately $32 million, improved efficiencies~~.~~ of approximately $32 million and the positive impact of foreign exchange rates of approximately $10 million.”

Ms. Jennifer Thompson
September 17, 2015

Income tax expense, page 23

4.
Based on your income tax footnote disclosures, it appears that there is a significant disparity in the effective tax rates of your domestic and international operations. Please revise your discussion to separately discuss the reasons for fluctuations in domestic and foreign effective tax rates and consider quantifying your domestic and foreign effective tax rates. If a particular country contributes disproportionately to your income based on significantly lower tax rates, explain the impact such tax structures had on your results. If changes in the geographical mix of income were a significant driver of changes in your effective tax rate, please explain to us and disclose the facts and circumstances leading to the changes in the geographical mix of income and whether you expect these changes to continue. In this regard, an overview of how your effective tax rate may be impacted by a mix of earnings among your domestic and foreign operations would appear useful to an investor. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Response:

The Company’s effective tax rate has been and will continue to be impacted by its geographical dispersion of earnings and losses. To the extent that domestic earnings increase while foreign earnings remain flat or decrease, the Company’s effective tax rate will increase. In future filings, the Company will expand the narrative discussion to better explain how the Company’s effective tax rate is derived, and include a cross reference to the income taxes footnote of the Company’s consolidated financial statements where the investor will find the information required to calculate the applicable rates. The following disclosure has been taken from the Company’s Form 10-K for the fiscal year ended December 31, 2014 and revised to add the underlined text, illustrating the expanded narrative discussion as if the Company had provided the requested information in its Form 10-K for the fiscal year ended December 31, 2014:

“For 2014, the Company recorded income tax expense of $131.6 million on earnings from continuing operations before income taxes of $663.9 million for an effective tax rate of 19.8%, as compared to an income tax expense of $78.4 million on earnings from continuing operations before income taxes of $445.6 million, resulting in an effective tax rate of 17.6% for 2013. Approximately one-half of the Company’s 2014 earnings from continuing operations before income taxes was generated in the United States at a combined federal and state effective tax rate that is higher than the Company’s overall effective tax rate. The Company is also subject to taxation in many other jurisdictions where it has operations, including Australia, Belgium, Ireland, Italy, Luxembourg, Malaysia, Mexico, the Netherlands, Russia and Spain. The effective tax rates that the Company pays in these jurisdictions vary widely, but they are generally lower than the Company’s overall effective tax rate. The difference in rates applicable in foreign jurisdictions results from a number of factors, including lower statutory rates, historical loss carry-forwards, financing arrangements and other factors. The Company’s effective tax rate has been and will continue to be impacted by the geographical dispersion of the Company’s earnings and losses. To the extent that domestic earnings increase while the foreign earnings remain flat or decrease, the Company’s effective tax rate will increase. For detailed information regarding the Company’s tax expense, see Note 15 to the consolidated financial statements.”

Liquidity and Capital Resources, page 25

5.
Please provide a comparative discussion of each section of your cash flows (i.e., operating, financing, and investing) between all comparable periods presented in the statements of cash flows. For example, there is no discussion of cash flows between fiscal years 2013 and 2012. Your discussion should be accompanied by an analysis at an appropriate level of detail that is not just a recitation of changes evident from the financial statements. Please note that in regard to operating cash flows your analysis should focus on factors that directly affect cash, and not merely refer to higher earnings. Refer to Section IV.B of SEC Release No. 33-8350

Ms. Jennifer Thompson
September 17, 2015

Response:

The Company acknowledges the Staff’s comment and advises the Staff that in future filings it will include a comparative discussion for all comparable periods presented in the statements of cash flows.

The following disclosure has been taken from the Company’s Form 10-K for the fiscal year ended December 31, 2014 and revised to add the underlined text, illustrating the expanded narrative discussion as if the Company had provided the requested information in its Form 10-K for the fiscal year ended December 31, 2014:

“Net cash flows provided by operating activities for 2014 were $662.2 million compared to $525.2 million provided by operating activities for 2013. The increase in cash provided by operating activities of $137 million for 2014 as compared to 2013 is primarily attributable to higher earnings driven by increases in sales volumes, improved operations productivity and lower restructuring charges. Also contributing to the increase in cash provided by operating activity was a decrease in deferred income taxes. The increase in cash provided by operating activities was~~,~~ partially offset by changes in working capital. Receivables, inventories, accounts payable and other assets and liabilities used $98.1 million more cash during 2014 compared to 2013. These changes in working capital reflect normal fluctuations relative to the timing and nature of these transactions.”

Item 8. Consolidated Financial Statements and Supplementary Data

(1) Summary of Significant Accounting Policies, page 41

General

6.
We note your disclosure on page 12 that you may have difficulty repatriating cash from non-U.S. subsidiaries. Please tell us how you considered the guidance in Rule 4-08(e)(3) of Regulation S-X with respect to providing footnote disclosure about the nature and amount of significant restrictions on the ability of subsidiaries to transfer funds to the parent through intercompany loans, advances or cash dividends. Please refer to SAB Topic 6K for further guidance.

Response:

With regard to the disclosure requirements under Rule 4-08(e)(3) of Regulation S-X, there are currently no significant restrictions on the ability of the Company’s subsidiaries to transfer funds to the Company through intercompany loans, advances or cash dividends. As such, the Company does not believe that additional disclosure is required in accordance with Rule 4-08(e)(3) of Regulation S-X or SAB Topic 6K. The risk factor disclosure on page 12 is focused on the fact that repatriation of cash from non-U.S. subsidiaries would result in tax obligations and the possibility that repatriation of cash may be subject to new regulatory restrictions that could limit the subsidiaries’ ability to make loans, advances or dividends in the future.

(11) Product Warranties, page 56

7.
Although paid warranty claims have decreased approximately 6% since fiscal 2012, your warranty expense has decreased approximately 22% over that timeframe. Please explain to us why warranty expense decreased at a much greater percentage over the last three years than paid warranty claims.

Response:

The Company has invested significant capital to improve the quality of its products and re-engineered its inspection processes to identify defective products before shipping to the customer. These improvements were the primary

Ms. Jennifer Thompson
September 17, 2015

drivers of the 22% decrease in warranty expense from 2012 to 2014, as significant improvements in the rate of claims over the period caused the Company to significantly lower its reserve for future claims.

Although the Company’s claims experience improved from 2012 to 2014, claims paid declined at a slower pace because the Company was still paying out certain large claims that were incurred in prior periods. Warranty claims paid remained elevated relative to warranty expense until these older claims reached the end of their cycle. Please see the product warranty discussion in the Company’s Forms 10-K for the years ended December 31, 2011, 2010, and 2009 for a description of the historical claims accrual.

(13) Employee Benefit Plans, page 60

8.
We note that a Belgian pension plan "no longer qualified as a defined benefit plan" during 2014. Please tell us the cause of this change, how you accounted for the plan during 2014, and quantify for us the materiality of this plan on your historical financial statements.

Response:

The Company changed the classification of the Belgian pension plan from a defined benefit plan to a defined contribution plan to inform investors of the fact that the Company’s accounting for the plan changed in a way that eliminated the Company’s accrued liability for the plan.

The Belgian pension plan is designed to be a defined contribution plan. However, beginning in 2004, Belgian law imposed a minimum return on all defined contribution plans, meaning the Company must guaranty a minimum return of up to 3.75% on plan investments. Accordingly, the Company began to account for the plan as a defined benefit plan using the “projected unit credit method.”

The Belgian plan is administered and the plan assets are held by a third-party insurer. Until 2014, the third-party insurer guaranteed a minimum return on plan investments that met or exceeded the return required by law, and the “projected unit credit method” produced a liability accrual that was not inconsistent with the Company’s actuarial assumptions and the assets held by the plan. During 2014, risk-free market interest rates declined such that the third-party insurer decreased its guaranteed rate of return to a rate lower than required by the government. Under the “projected unit credit method” this change resulted in a liability accrual that the Company believed significantly overstated the Company’s obligation under the plan, as equities held in the plan accounts would still be able to meet the statutory minimums without any payment required from the Company.

As of December 31, 2014, the benefit obligations under the plan, taking into account the minimum guaranteed rates of return, were completely funded by the plan assets. Accordingly, during fiscal 2014, the Company reversed the €1.6 million (€1.0 million, net of tax) liability accrued for the plan under the “projected unit credit method” and recorded a gain within the statement of operation. No additional liability was recorded on the December 31, 2014 balance sheet.

(15) Income Taxes, page 63

9.
We note the significance of the "Foreign income taxes" line item within your tax rate reconciliation. Please tell us the nature of the items included within this line item and, if it includes amounts that do not relate to the difference in tax rates between foreign and domestic operations, please segregate this line item into additional categories.

Response:

The Company determines the impact to its tax rate as a result of earning income in foreign jurisdictions with lower effective tax rates then the statutory federal income tax rate in the following manner:

Ms. Jennifer Thompson
September 17, 2015

First, it determines the U.S. hypothetical tax expense/(benefit) related to the foreign earnings by taking the total amount of foreign earnings and multiplying it by the federal statutory tax rate of 35%.  Second, it compares this amount to the actual amount of foreign taxes that have been expensed in the current year.  The amount of foreign taxes expensed in the current year includes statutory tax rate differences and permanent differences, including, but not limited to the following:  notional deductions, withholding taxes, local income taxes, non-deductible losses, financing arrangements, and other permanent items (e.g. meals & entertainment expenses).  Finally, the Company calculates the difference between these two amounts and recognizes the result as foreign income taxes.

For 2014, the larger components of the $(89.4) million foreign income taxes are the statutory rate differences of $(31.5) million, local income taxes of $4.7 million, financing arrangements of $(66.9) million, withholding taxes of $8.9 million, notional deductions of $(13.8) million, non-deductible capital losses of $2.6 million, and miscellaneous other items (all of which are insignificant) of $6.6 million.

For 2013, the larger components of the $(80.9) million foreign income taxes are the statutory rate differences of $(25.8) million, local income taxes of $3.4 million, financing arrangements of $(63.9) million, withholding taxes of $8.1 million, notional deductions of $(8.4) million, and miscellaneous other items of $5.7 million.

For 2012, the larger components of the $(66.5) million foreign income taxes are the statutory rate differences of $(17) million, financing arrangements of $(55.3) million, withholding taxes of $7 million, notional deductions of $(6.3) million, and miscellaneous other items of $5.1 million.

The Company acknowledges the Staff’s request to segregate the "Foreign income taxes" line of its rate reconciliation and advises the Staff that in future filings it will identify the categories included within the total amount presented for the “Foreign income taxes” line item.

(16) Commitments and Contingencies, page 66

10.
We note from your second quarter Form 10-Q contingency footnote that you recorded a $125 million charge during the first quarter of 2015 related to the settlement and defense of your U.S. and Canadian antitrust cases. Please tell us the amount accrued for these matters at December 31, 2014. Considering you had an agreement in principle to settle the Canadian actions at the time you filed your Form 10-K and the U.S case was settled shortly after the filing date, also clarify why you were unable to estimate the amount or range of loss, if any, in excess of amounts accrued.

Response:

The Company had $7.7 million accrued at December 31, 2014 for the settlement and defense of its antitrust cases, which included a Canadian class action, two U.S. class actions and several direct claims. The U.S. class actions represented the vast majority of the Company’s liability exposure, and the agreement in principle to settle the Canadian action did not impact management’s assessment of its litigation accrual at the time the Form 10-K was filed. The decision to settle the U.S. antitrust cases and the amount of the direct class action settlement were determined within days of executing the settlement agreement on March 23, 2015, shortly before the case was to go to trial in late March. Accordingly, management did not have any further information at the time the Form 10-K was filed to incorporate the potential settlement of the U.S. class actions into the amount of the litigation accrual.

(18) Segment Reporting, page 68

11.
We note you present geographic net sales and long-lived assets for "North America" and the "Rest of World." We also note the significant increase in Rest of World sales over the last three fiscal years. Given the materiality of your foreign operations, tell us what consideration you gave to separately

Ms. Jennifer Thompson
September 17, 2015

disclosing net sales and long-lived assets of individual foreign countries, where material, as noted in ASC 280-10-50-41.

Response:

The Company acknowledges the Staff’s comment and in all future filings will expand its disclosure as discussed in the response to Staff Comment 1.

Finally, Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments regarding these responses, please contact the undersigned by email at paul.nozick@alston.com or by phone at (404) 881-7451.

Very truly yours,

/s/ Paul J. Nozick
Paul J. Nozick

cc:    Frank M. Boykin, Mohawk Industries, Inc.
R. David Patton, Mohawk Industries, Inc.